UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*
Pure Cycle Corporation
(Name of Issuer)

Common Stock, Par Value 1/3 of $.01
(Title of Class of Securities)

746228 30 3
(CUSIP Number)

Thomas P. Clark,
8451 Delaware Street, Thornton, CO 80260 (303)
292-3456
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 29, 2005
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No. 736228 30 3

1.	Name of Reporting Person. I.R.S. Identification Nos. of
	above persons (entities only).

	Thomas P. Clark

2.	Check the Appropriate Box if a Member of a Group (See
	Instructions)
	(a)
	(b)  X

3.	SEC Use Only

4.	Source of Funds (See Instructions)
	NA

5.	Check if Disclosure of Legal Proceedings Is Required
	Pursuant to Items 2(d) or 2(e)
	NA

6.	Citizenship or Place of Organization
	United States of America

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.	Sole Voting Power:			2,269,205
8.	Shared Voting Power:			None
9.	Sole Dispositive Power:			2,269,205
10.	Shared Dispositive Power:		None

11.	Aggregate Amount Beneficially Owned by Each Reporting
	Person:    2,269,205

12.	Check if the Aggregate Amount in Row (11) Excludes Certain
	Shares (See Instructions) ...........

13.	Percent of Class Represented by Amount in Row (11):
	16.6%

14.	Type of Reporting Person (See Instructions):  IN



CUSIP No. 736228 30 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of
	above persons (entities only).

	Ryan T. Clark

2.	Check the Appropriate Box if a Member of a Group (See
	Instructions)
	(a)
	(b)  X

3.	SEC Use Only

4.	Source of Funds (See Instructions)
	NA

6.	Check if Disclosure of Legal Proceedings Is Required
	Pursuant to Items 2(d) or 2(e)
	NA

7.	Citizenship or Place of Organization
	United States of America

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.	Sole Voting Power:			2,049,705
8.	Shared Voting Power:			None
9.	Sole Dispositive Power:			2,049,705
10.	Shared Dispositive Power:		None

11.	Aggregate Amount Beneficially Owned by Each Reporting
	Person:    2,049,705

12.	Check if the Aggregate Amount in Row (11) Excludes Certain
	Shares (See Instructions) ...........

13.	Percent of Class Represented by Amount in Row (11):
	15.0%

14.	Type of Reporting Person (See Instructions):  IN



CUSIP No. 736228 30 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of
	above persons (entities only).

	TPC Ventures, LLC
	IRS Identification - 20-2757519

2.	Check the Appropriate Box if a Member of a Group (See
	Instructions)
	(a)
	(b)  X

3.	SEC Use Only

4.	Source of Funds (See Instructions)
	NA

7.	Check if Disclosure of Legal Proceedings Is Required
	Pursuant to Items 2(d) or 2(e)
	NA

8.	Citizenship or Place of Organization
	United States of America

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.	Sole Voting Power:			2,049,705
8.	Shared Voting Power:			None
9.	Sole Dispositive Power:			2,049,705
10.	Shared Dispositive Power:		None

11.	Aggregate Amount Beneficially Owned by Each Reporting
	Person:    2,049,705

12.	Check if the Aggregate Amount in Row (11) Excludes Certain
	Shares (See Instructions) ...........

13.	Percent of Class Represented by Amount in Row (11):
	15.0%

14.	Type of Reporting Person (See Instructions):  CO



CUSIP No. 736228 30 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of
	above persons (entities only).

	Thomas P. Clark Annuity Trust u/a/d April 29, 2005

2.	Check the Appropriate Box if a Member of a Group (See
	Instructions)
	(a)
	(b)  X

3.	SEC Use Only

4.	Source of Funds (See Instructions)
	NA

8.	Check if Disclosure of Legal Proceedings Is Required
	Pursuant to Items 2(d) or 2(e)
	NA

9.	Citizenship or Place of Organization
	United States of America

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.	Sole Voting Power:			2,049,705
8.	Shared Voting Power:			None
9.	Sole Dispositive Power:			2,049,705
10.	Shared Dispositive Power:		None

11.	Aggregate Amount Beneficially Owned by Each Reporting
	Person:    2,049,705

12.	Check if the Aggregate Amount in Row (11) Excludes Certain
	Shares (See Instructions) ...........

13.	Percent of Class Represented by Amount in Row (11):
	15.0%

14.	Type of Reporting Person (See Instructions):  OO


Item 1.	Security and Issuer

This Schedule 13D/A is filed with respect to shares of Common Stock, par value 1/3 of $.01 ("Common Stock"), of Pure Cycle Corporation, a Delaware Corporation (the "Company"). The Company's principal executive offices are located at 8451 Delaware Street, Thornton, CO 80260.


Item 2.	Identity and Background

(a)	This Schedule 13D/A is being filed by Thomas P. Clark
("T Clark"), TPC Ventures, LLC, a Colorado limited liability company (the "LLC"), Ryan T. Clark ("R Clark") and Thomas
P. Clark Annuity Trust u/a/d April 29, 2005 (the "Trust") (collectively T Clark, the LLC, R Clark and the Trust are referred to as the "Reporting Persons").

(b)	The business address for the Reporting Persons is the
address for the Company's executive offices as listed above.

(c)	T Clark is retired but was formerly the CEO of the Company
and remains an employee of the Company. R Clark is self-employed.

(d) (e)During the last five years neither have any of the Reporting Persons been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors) nor have any of the Reporting Persons been a party to any civil proceedings of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  T Clark and R Clark are citizens of the United States of
     America.


Item 3.	Source and Amount of Funds or Other Consideration

Not applicable


Item 4.	Purpose of Transaction

The transactions described below were all done for estate planning purposes for T Clark.

On April 29, 2005, Clark transferred 2,049,705 shares of common stock to the LLC as an initial capital contribution, resulting in T Clark owning 100% of the membership units in the LLC.

On April 29, 2005, Clark transferred 99.9% of his ownership interest in the LLC to the Trust as consideration for an annuity contract payable from the Trust to T Clark. Following this transfer, T Clark owns .1% of the LLC but retains his position as manager of the LLC. As manager of the LLC, T Clark has sole voting power of the 2,049,705 shares of common stock owned by the LLC and dispositive power over part or all of such shares to the extent that such disposition does not constitute a sale of all or substantially all of the assets of the LLC.

Except as described below, the Reporting Persons have no present plans or proposals that relate to or would result in any transaction of the kind described in paragraphs (a) through (j) of Item 4. In the future, however, the Reporting Persons reserve the right to adopt such plans or proposals, subject to applicable regulatory requirements, if any.

Pursuant to an Amended and Restated Voting Agreement dated August 12, 1992, a copy of which was filed previously as Exhibit A to Amendment No. 1 (the "1992 Voting Agreement") the Reporting Persons have agreed, along with other parties, to vote the shares of the Company's common stock in favor of electing a representative designated by The Environmental Private Equity Fund II, L.P., a Delaware limited partnership ("EP Fund"), to the Company's Board of Directors. EP Fund owns 478,351 shares of common stock of the Company or 3.5% of the total outstanding common stock. Companies affiliated with EP Fund who are parties to the 1992 Voting Agreement (the "EP Fund Entities") own an additional 1,632,652 shares of common stock or 11.9% of the total outstanding common stock. George W. Middlemas currently serves on the Board and was elected as the EP Fund representative.


Item 5.	Interest in Securities of the Issuer

(a)	As of April 29, 2005, T Clark is the direct beneficial
owner of 219,500 shares of common stock, or 1.6% of the outstanding common stock of the Company. T Clark is also the indirect beneficial owner of 2,049,705 shares of common stock, or 15.0% of the outstanding common stock of the Company, which are directly owned by the LLC, for which T Clark is the manager. After the consummation of these transactions, T Clark's total beneficial ownership (direct and indirect) remains unchanged at 2,269,205 shares of common stock, or 16.6% of the outstanding common stock of the Company.

The Trust, and therefore R Clark as sole trustee of the Trust, may be deemed to have indirect beneficial ownership of 2,049,705 shares (15.0% of the total outstanding common stock) owned by the LLC because (1) the Trust is the majority owner of the LLC and, as a result, R Clark as the trustee of the Trust has the right to replace T Clark as the manager of the LLC and (2) a disposition of all or substantially all of the assets of the LLC requires an affirmative vote of the members holding more than 50% of the units of the LLC, which would require an affirmative vote of the Trust.

(b)	Although the Reporting Persons are a party to a voting
agreement, more specifically described in Item 4, the Reporting Persons disclaim beneficial ownership of all shares of common stock owned by the other parties to that agreement and disclaims the existence of a "group" within the meaning of Section 13(d)(3) of the Securities Exchange
Act of 1934.

The Reporting Persons have the power to dispose of 2,049,705 shares of common stock, and T Clark has the power to dispose of an additional 219,500 shares of common stock, subject to the 1992 Voting Agreement, which requires the Reporting Persons to obtain consent for disposition unless the transferee agrees to be bound by the 1992 Voting
Agreement or the disposition is pursuant to an agreement in effect on August 12, 1992. The transferees of the shares described in Item 4 above are subject to the terms of the 1992 Voting Agreement. Subject to the terms of the 1992
Voting Agreement, T Clark, acting in his capacity as Manager of LLC, has the sole power to vote 2,049,705 shares of common stock, and the sole power to vote another 219,500 shares of common stock. In addition, the Trust, as the majority owner of the LLC and R Clark as the trustee, have the right to replace T Clark as the manager of the LLC, and therefore, indirectly have the sole power to vote the shares of common stock of the LLC.

(c)	See Item 4 above for a description of the transaction
effected by the Reporting Persons in the past sixty (60) days.

(d)	None

(e)	None


Item 6.	Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer

See Item 4 above for a description of the 1992 Voting Agreement.


Item 7.	Material to Be Filed as Exhibits

None




Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 13, 2005
Date

/s/  Thomas P. Clark
by:  Mark W. Harding as Attorney-in-Fact
Signature

/s/  TPC Ventures, LLC
by:  Mark W. Harding as Attorney-in-Fact for Thomas P. Clark
Signature

/s/  Ryan T. Clark
Signature

/s/  Thomas P. Clark Annuity Trust u/a/d April 29, 2005
by:  Ryan T. Clark, Trustee
Signature